UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report: September 15, 2026

VestFundr, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12726

Delaware	39-3824011
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

100 2nd Avenue - Ste 205
St. Petersburg, Florida	33701
(Address of principal executive offices)	(Zip Code)

(682) 518-9416
Issuer’s telephone number, including area code

Class A Units
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On September 10, 2026, the Manager of VestFundr, LLC. (the "Company") adopted resolutions specifying that (i) the Manager of the Company determined that it is desirable and in the best interests of the Company for the Company to terminate the current Regulation A+ Offering to the public of Class A Units in the VestFundr, LLC Series Sagemont Subdivision (ii) that the Manager of the Company shall promptly inform the escrow agent for the Offering, Enterprise Bank & Trust, to promptly return of Escrowed Funds held on behalf of subscribers to the VestFundr, LLC Series Sagemont Subdivision Offering without deduction or fee, (iii) settle any debts and affairs of the VestFundr, LLC Series Sagemont Subdivision entity including the winding down of any operations, and (iv) prepare a Certificate of Cancellation of a Registered Series document for filing with the State of Delaware to thereby cancel and terminate the entity known as VestFundr, LLC Series Sagemont Subdivision.

On or about September 10, 2026, the Company began returning Escrowed Funds to the subscribers for Class A Units of the VestFundr, LLC Series Sagemont Subdivision in full without deduction or fee. The Company believes that all Escrowed Funds will be returned to subscribers for Class A Units of the VestFundr, LLC Series Sagemont Subdivision within the next ten (10) business days.

As a result of this change, the Company anticipates the VestFundr, LLC Series Sagemont Subdivision, a registered series of the Company, will be cancelled with the State of Delaware on or before December 31, 2026.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each series of the Company and the VestFundr platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the VestFundr platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to the Company or Manager are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Signature Page

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized, in St. Petersburg, Florida on September 15, 2026.

VestFundr, LLC

By: VestFundr Management, LLC

 /s/ Ronald Walsh

Name: Ronald Walsh

Title: Managing Principal of the Company Manager

Date: September 15, 2026

 /s/ Robert Croak

Robert Croak

Title: Managing Principal of the Company Manager

Date: September 15, 2026